Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Master Credit Card Trust announces amendments to outstanding Series of

Credit Card Receivables Backed Notes

TORONTO, April 18, 2011 – Master Credit Card Trust (the “Trust”) today announced its intention to enter into arrangements with Bank of Montreal to provide additional credit enhancement to the Class A Notes of each of the Series 2008-1, Series 2008-2, Series 2008-3 and Series 2008-4 Notes previously issued by the Trust. Specifically, an additional 1.0 per cent of credit enhancement will be made available to the Class A Notes through an increase in the aggregate principal balance of the subordinated notes of each such Series. The Trust expects to complete the additional enhancement no later than June 30th, 2011.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019

Internet: www.bmo.com